ADVANCED SERIES TRUST

655 BROAD STREET

NEWARK, NJ 07102

December 20, 2022

VIA EDGAR SUBMISSION – FORM DEL AM

Mr. Timothy Worthington

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Delaying Amendment for Advanced Series Trust (the Registrant): Registration Statement on Form N-14 (File No. 333-268506)

Dear Mr. Worthington,

Pursuant to Rule 473 under the Securities Act of 1933, as amended (the Securities Act), as amended, (the Registrant is hereby filing a delaying amendment with respect to the Registrant’s Registration Statement on Form N-14 (the Registration Statement) (File No. 333-268506) relating to the reorganizations of AST International Value Portfolio, AST J.P. Morgan International Equity Portfolio, and AST QMA International Core Equity Portfolio, each a series of the Registrant, and PSF International Growth Portfolio, a series of The Prudential Series Fund, with and into AST International Growth Portfolio, a series of the Registrant.  The Registration Statement was filed with the U.S. Securities and Exchange Commission (the Commission) on November 21, 2022 (Accession No. 0001104659-22-120856) and was scheduled to go effective December 21, 2022 pursuant to Rule 488 under the Securities Act.

The Registrant hereby amends the Registration Statement to delay its effective date until the Registrant shall file a further amendment that specifically states that the Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act, or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to Section 8(a), may determine.

Pursuant to the requirements of the Securities Act and Rule 478 thereunder, this delaying amendment has been signed on behalf of the Registrant, in the City of Newark and the State of New Jersey on the 20th day of December, 2022.

No fees are required in connection with this filing. If you have any questions or comments in connection with this delaying amendment, please contact the undersigned at (973) 420-6867.

Sincerely yours,

/s/ Melissa A. Gonzalez
Melissa A. Gonzalez
Assistant Secretary
Advanced Series Trust